Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

File Number: 82.2994 [redacted]

08002826

15 May 2008

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SEC Mail Processing
Section

MAY 22 2008

Washington, DC
111

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of two announcements released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
MAY 29 2008
THOMSON REUTERS

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL TRADING UPDATE

Sydney, 15 May 2008: Coca-Cola Amatil Limited (CCA) is today providing an update at its Annual General Meeting on current business performance as well as an update on the full year outlook for 2008.

Australia – the Australian business is expected to deliver high single digit earnings growth in the first half, driven by a solid improvement in case rates and despite weaker volumes experienced in the first four months of the year. Price increases taken in January as well as the benefit of mix improvements are expected to drive a case rate increase of between 4% and 5% in the first half of 2008.

A highlight for the first half has been the successful launch of Glacéau Vitamin Water. The launch has exceeded expectations with customer uptake, repeat purchase patterns and price realisation all very strong. The launch of Glacéau has bolstered our offering in the new and growing enhanced water segment where our existing offering of "pumped" flavours continues to grow the "pump" brand volumes by over 10%.

The trading landscape has been affected by a number of issues in the first four months of the year. The poor weather in the key markets of New South Wales and Queensland throughout the high demand summer season has meant that volumes did not reach the strong post Coke Zero growth rates achieved in the first half of 2007. In addition, the Australian business has been impacted by substantial discounting by our major competitor in the grocery channel. The frequency and depth of competitor promotional activity has led to a substantial increase in the average retail price gap to brand Coca-Cola.

Notwithstanding weaker volumes in January and February, given the success of our strong revenue management initiatives, the revenue for the first half of 2008 has recovered and will be in line with last year. At this stage, we also expect a better volume outcome in the second half, with volumes expected to show modest growth on last year.

New Zealand & Fiji – New Zealand has had a strong start to the year with good volume and revenue growth, buoyed by a hot and dry summer as well as improved pricing and mix. The New Zealand and Fiji result is expected to deliver strong earnings growth for the half and full year.

Indonesia & PNG – the region has experienced a solid start to the year in terms of both volumes and revenue despite a longer than usual rainy season and the cycling of a strong first half 2007 result. The Indonesian operations continue to drive the shift into the more defensive and higher margin modern foodstores channel. In the year to date the Indonesian business has achieved significant market share gains in hypermarkets through the growth in one way pack formats, a strong new product launch programme, new outlets and the placement of cold drink equipment. Coke Zero was launched this year and to date has significantly exceeded expectations.

At this stage, the region expects to grow its earnings for both the half and full year. The Indonesian consumer is however experiencing pressure on disposable income from price increases in fuel, rice and cooking oil, which may slow volume growth in the second half.

Food & Services – SPC Ardmona's international division continues to achieve good growth, driven by the addition of a number of new large customers and increased ranging, with the

business successfully achieving category captaincy status in key supermarkets in the United Kingdom. The strength of the international business has helped offset the continued impact of the drought on the Australian business. The Food & Services Division has begun the restructure of its Australian operations, resulting in the redundancy of approximately 65 permanent employees across the Division, including 34 from SPC Ardmona. Grinders continues to achieve strong growth with volumes up 15% in the first four months and Quirks and Neverfail have both delivered solid performances. At this stage, the division is expected to generate modest earnings growth for the half and full year.

Cost of goods sold – Beverages
The rate of increase in commodity input costs is continuing to fall from the levels experienced in 2006 and 2007. We now expect the full year increase in our cost of goods sold per unit case to be at the low end of the 3-4% guidance given in February. Current expectations of an approximate 3% per unit case increase are on a constant currency basis. We will continue to target the full recovery of cost of goods increases across each of the business units for the remainder of 2008.

Capital expenditure
Group capital expenditure is expected to be around 6.5% of revenue for 2008 which includes a 2-3% allocation for infrastructure related expenditure for the year. In addition, CCA will invest an additional $40-45 million in the development of the Bluetongue brewery through the Pacific Beverages joint venture, for the acquisition of the sales and distribution rights to Grolsch in Australia and the recently acquired iconic Coke sign in Sydney's Kings Cross.

Debt position
CCA is in a very strong financial position with current net debt of approximately $2.0 billion and interest cover for the first half expected to be around 4.8 times, the highest level of interest cover in over 10 years. CCA has minimal refinancing requirements for the next two years due to an extended debt maturity profile. In addition, in April 2008 Moody's reaffirmed CCA's A3 credit rating and revised the outlook from negative to stable.

Tax rate
The effective tax rate for both the first and second half of 2008 is expected to be around 30%. This compares to an effective tax rate of 24.8% for the first half of 2007 and 28.8% for the full year 2007 (before significant items).

Other items
The first half result will include a $3-5 million net one-off pre-tax amount consisting of the benefit of the proceeds from the early termination of the Sydney head office lease less restructuring costs and other one-off charges.

2008 Outlook
CCA continues to focus on managing the key variables of volume, price and mix with the target of maintaining group operating margins. Based on current trading conditions, CCA expects to deliver high single digit NPAT growth for both the first half and the full year, before significant items and on a continuing operations basis.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Kristina Devon
Ph: +61 2 9259 6185
Kristina.Devon@anz.ccamatil.com

COCA-COLA AMATIL

Coca-Cola Amatil
2008 Annual General Meeting
15 May 2008

CHAIRMAN'S ADDRESS
David Gonski – Chairman

In 2007 Coca-Cola Amatil achieved a record result driven by the strong performance of the Australian and New Zealand beverage businesses, an excellent result from Indonesia and a solid contribution from our emerging alcoholic beverage business. The result has been driven by improved pricing and product mix, a number of successful new product launches, and the incremental earnings generated by our significant capital investment program and the Trans-Tasman business integration.

The focus on driving value from our core business over the past few years has delivered strong returns for our shareholders. Over the last 5 years earnings per share have grown by close to 70% while dividends have also grown materially, increasing 92% or an average of 13.9% per annum over the same time period.

2007 was also a year where we made the decision to increase the concentration of the capital employed in our business into Australia and New Zealand, the markets where our competitive advantage is strongest and where we undoubtedly make our best returns. In October last year we sold our South Korean business, a business which had underperformed over the past few years, using the proceeds from the sale to invest in capital projects in our key markets and to reduce debt.

The decision to reduce debt has been a prudent one as it has placed the company in a very strong financial position in a period of greater global uncertainty in the capital markets as well as one of rising interest rates.

We also used part of the proceeds from the sale to buy back shares, completing a $170 million buyback – representing 2.9% of CCA's shares on issue – in January this year.

Our Group Managing Director, Terry Davis, will give you a more detailed review of the business operations and outlook for 2008 shortly. I will concentrate my own remarks on governance and corporate social responsibility matters.

Shareholder feedback

We believe effective communications with shareholders to be at the core of all good governance practice. To provide greater opportunity for shareholders to raise issues we invited comments and questions prior to this meeting.

Comments made have been passed to the relevant part of the business for consideration. Where questions relate to a matter to be considered at this meeting they will be addressed in the discussion of those matters.

Relationship with The Coca-Cola Company

I'd like to make a few comments about CCA's relationship with the Coca-Cola Company.

There are two components to our relationship with The Coca-Cola Company. The first is as a major shareholder – which is reflected in their 30% shareholding in our Company – and the second is through the working relationships with them as a supplier of concentrate and partner in new product development.

In both cases, this relationship is strong and healthy. We are pleased and proud to have two well qualified and supportive Coca-Cola Company appointees on our Board – with Geoff Kelly and Irial Finan both making strong contributions to Board deliberations.

Overall, our discussions with The Coca-Cola Company are positive and continue to reflect the increased flexibility, dialogue and understanding that has been built between the two companies over the past few years.

I note that Neville Isdell is stepping down as Chief Executive of The Coca-Cola Company to become Non Executive Chairman. We pay tribute to the role he has played over the last four years. He is an outstanding businessman and we, and the global Coke system, are richer and healthier for his wise judgement and enormous experience. We welcome Muhtar Kent to the role of President and Chief Executive – he too is an experienced and well respected businessman and we look forward to working with him.

Corporate social responsibility

Moving on to corporate social responsibility...

CCA has always believed that being a good corporate citizen is an essential part of our business and we have had this as our goal in all the markets in which we operate. We believe in sustainability – making sure we do not deplete the environment of resources we use in making our products – especially water.

Sustainability and citizenship at CCA are mainstream business imperatives, a commitment driven not only at Board level, but by Terry Davis and other senior executives and their respective teams across the Group.

Sustainability practises are being identified and put into practise across all areas of our business – from minimising packaging to looking at more fuel-efficient distribution routes and more energy-efficient coolers. We have engaged a sustainability manager to work with our customers and we're gathering ideas from many of our people on ways to reduce waste and maximise resources.

To ensure the protection of Australian water sources is in good hands, CCA has awarded its first National Water Scholarship – to Jennifer Spencer from the University of NSW – who will complete her Honours thesis in the study of the age of groundwater, using isotopes. This research project will provide more knowledge about recharge and sustainable use of groundwater.

You will note that your annual reports are now online. We had an overwhelming response from shareholders opting to receive CCA communications online, and as a result, we have reduced the number of pages we print each year for the Annual Report and Shareholder Review by more than 75%, a saving of nearly 3 million pages.

This alone has saved 300 trees – and we do appreciate the support from our shareholders for this initiative.

As you know, we are now reporting our work in corporate social responsibility in our annual Citizenship@CCA Sustainability reports. The 2008 Report is due out in September. In a few minutes, we will show you a DVD of some of the sustainability projects we have been working on over the past year.

Our leading brands have established sound partnerships with a number of responsible community groups.

We are all familiar with the very successful partnership Mount Franklin has with the National Breast Cancer Foundation – to date Mount Franklin has donated $500,000 to breast cancer research – a really commendable contribution.

Today I can announce that Mount Franklin has signed a sponsorship agreement with Keep Australia Beautiful for the Australian Clean Beaches Awards - a major national program that rewards beach communities for activities including environmental protection, litter prevention and resource management.

I can also announce another great project to help protect the environment – one that has come from Terry – the Coke Bali Beaches Clean Up Day. We all love beautiful Bali – and it's one of our key regions in Indonesia.

We want to make sure that we do our bit to keep rubbish off the beaches of Kuta, Sanur and the Nusas and help protect the oceans - and we have partnered with Reef Check, a leading environment group in Indonesia for this project, which will be held every year from now on.

Any Australians visiting Bali for a holiday in the second week of July would be most welcome to join our local teams for the Coke Bali Beaches Clean Up Day on July 13.

Let's have a look at some of the highlights in sustainability at CCA in the past 12 months with this short video…

Ladies & Gentlemen

Andrew McAuley was a colleague of ours who worked for 10 years in IT at CCA. In January last year he was lost at sea while embarking on one of his inspirational challenges – an attempt to be the first person to kayak solo from Australia to New Zealand.

Andrew was a courageous man. He was the Australian Geographic's Adventurer of the Year and his feats of endurance and courage – whether paddling across Bass Strait, climbing in the Himalayas or kayaking hundreds of kilometres to the Antarctic Circle – were an inspiration to us all.

As a tribute to Andrew, we have decided to instigate the Andrew McAuley Inspiration Award,. Every year we will present the Award to one of our staff members who has been nominated by their peers as being an inspiration to them and who makes working at CCA a richer experience.

Finally - The Board is very pleased with the results of the Company for the year to December 2007. They don't just happen. They are the result of enormous hard work by each of our 15,000 employees. As a Board we wish to publicly acknowledge the work of our talented and committed staff and to sincerely thank them.

I will now invite Terry Davis to provide a further review of 2007 and a 2008 trading update.

MANAGING DIRECTOR'S REVIEW

Terry Davis – Group Managing Director

Thank you Chairman and good morning ladies and gentlemen.

CCA DELIVERS ON ITS STRATEGIC PRIORITIES IN 2007

2007 was another successful year for CCA, not just in terms of its financial and operating performance but as much marked by our delivery on all of the five key must do's that were identified in our strategic review of the business back in April 2007.

Just to recap, these priorities were:

- to further expand our non-alcoholic beverage portfolio;
- to develop our rapidly-growing premium alcohol business in Australia and New Zealand;
- to sell the under-performing South Korean business;
- to commence the SAP technology platform project; and
- to increase investment in our bottling and distribution capacity in order to provide a service platform that cannot be profitably matched by our competitors.

As a consequence of the successful execution of these priorities, CCA delivered another record result for 2007, with net profit after tax increasing by over 13% on last year and substantial improvements recorded in all of the operating metrics including return on capital employed, cash flow and our cost of doing business ratios.

CONTINUING THE EVOLUTION TO A BROADER BASED, BETTER BALANCED BUSINESS MIX

Following on from this, a consistent message I have been giving to you our shareholders over the last few years has been the necessity for CCA to broaden its product base and diversify its revenue streams. We initially drove this through our expansion in water, sports drinks, iced teas, fresh fruit juices and flavoured milk, then packaged fruit & vegetables – and now more recently into premium beer, spirits and alcoholic ready-to-drink products.

As a result, we have seen a significant shift in the make-up of our business. In 2001, 95% of revenue came from sparkling beverages like Coca-Cola, Sprite and Fanta. Today we source around 40% of our revenue from other categories. This strategy continued to deliver results in 2007 with the high levels of product and package innovation continuing to be a key driver of value creation for us, our customers and you our shareholders. By example, just the launch of Brand

Coca-Cola in the small traditional contour glass bottle resulted in Brand Coke in glass growing close to 30% last year.

We have also increased our market share in still beverages by broadening the portfolio into higher value and higher priced premium products and packages.

Mount Franklin consolidated its position as Australia's number one premium spring water brand with two unique and very successful brand association campaigns in 2007.

In association with the National Breast Cancer Foundation for the second year running, Mount Franklin was a key sponsor of the Foundation with our "Drink Positive Think Positive" campaign. In October, our bottles turned pink for Breast Cancer Awareness month and Mount Franklin has contributed more than $500,000 so far to the National Breast Cancer Foundation for breast cancer research.

In January this year we also kicked off the "Plant-a-Tree" project with Landcare Australia under the "Drink Positive Think Positive" theme enabling Landcare to plant 250,000 native trees in Australia's most vulnerable areas. This project is a significant step for the organisation in tying its key brands into material and worthwhile community programs.

2007 was another big year for new product launches. In May, we launched the Kirks Sugar-Free range which drove overall Kirks volume growth 13% for the year.

We also further leveraged the high brand equity of the "Goulburn Valley" brand into adjacent health & wellness beverages, with the launch in of "GV to Go" juice and Goulburn Valley Smoothies.

Goulburn Valley fresh flavoured milk was trialled in Western Australia, with outstanding results leading to it being introduced into the eastern states later this year.

The new product pipeline for 2008 is also very strong. In February we launched pre sport and post sport Powerade to build on the success of Powerade Isotonic.

And our most exciting new product for 2008 – Glacéau Vitamin Water – was also launched in February. Glacéau is an enhanced beverage with added vitamins and minerals and fits perfectly with our health & wellbeing offering. Australia is the first market after the United States to launch Glacéau with a significant investment to develop the brand and the category.

Glacéau is consistent with our strategy to bring genuine innovation to our customers that makes the beverage category more profitable for them and more exciting for consumers. We have been delighted with the launch and sales have considerably exceeded our expectations and we expect Glacéau to become a core offering within our portfolio.

CCA'S COMMITTMENT TO INVESTING FOR GROWTH

I would like now to talk a little about how we are investing for the future growth of our Company.

In order to maintain our position as the leading beverage company in the market place, we are investing in a number of areas that are helping to build long-term competitive and sustainable advantage for CCA. At the moment we have some $300 million of work-in-progress projects that will start making a contribution over the next twelve months.

The beverage and food industry makes a substantial contribution to the social and economic welfare of Australia and CCA is a major player in this sector. I believe that a robust domestic food and beverage sector is absolutely crucial – simply, Australia must be able to continue to feed and water itself to be able to effectively compete and grow in international markets.

As many of you will have read in the media, there has been a significant downsizing of the food manufacturing sector in Australia with many large companies closing or materially reducing their manufacturing operations. This number increased dramatically over the last year as a result of increased competition from the importation of finished goods often in the form of private label from low-labour cost and subsidised countries.

We sincerely hope that in its first term in office the Rudd Government will address this very important issue to make sure Australia continues to have a strong manufacturing sector, particularly in food and beverages. Otherwise I fear for Australia's food and beverage manufacturing and the jobs of tens of thousands of workers.

By CCA committing more than $300 million for investment in plant, equipment, infrastructure and jobs in our food and beverage operations across Australia and New Zealand, this has given us the opportunity to forge longer term partnerships with our major customers by giving them a high level of confidence about our ability to be more locally responsive and more able to service their ongoing needs than our competitors. We have already experienced a step change in our customer servicing capabilities with the volume of product delivered in full, on time and accurately invoiced increasing

from 83% in 2003 to 93% now – resulting in efficiency gains and cost savings for us and – more importantly – more satisfied CCA customers.

Some examples of these recent investments are:

- The $30 million high-tech warehouse in Mentone in Victoria;

- A three year $100 million capital and restructuring program for the SPC Ardmona business, commencing with a new $15 million warehouse in Shepparton;

- A recently completed NZ$80 million warehousing facility in Auckland; and

- A $180 million high-tech warehouse and manufacturing project at two sites in western Sydney.

One of these investments, the $90 million Northmead high-bay warehouse – is a world-class facility and the biggest single project CCA has undertaken. It will be completed and running in September this year and we expect that it will not only deliver improved service to our customers but it will also reduce our distribution costs.

We recently announced the building of a new $100 million dollar plus Bluetongue Brewery with our partners SABMiller – a significant investment on the central coast-Hunter region in NSW.

Our plan for the next three years is to continue to expand our beverage production capacity and operational capability as we have already seen the real long term benefits of this strategy to our cost base and to our service delivery capability.

All these initiatives have not only delivered new jobs into the economy, but just as importantly they have laid the foundation for CCA to meet our medium and long term growth targets.

Trading Update

Now to a review of how we are tracking for 2008.

Firstly some comments about our balance sheet and market position. The business is in great shape to respond to changes in market conditions and to take full advantage of opportunities that will no doubt arise during this period of market turmoil. Our interest cover at 4.8 times is the highest it has been for many years, we have minimal debt to refinance over the next two years and on the

back of our strong operating metrics, ratings agency Moody's have recently reaffirmed our strong A3 credit rating position.

Some two years ago we took a decision to focus on organic growth and keep out of the bidding war with private equity players for high priced food and beverage assets. This has proven to be the correct decision and notwithstanding the inevitable peaks and troughs we will experience through the economic cycle, our management team remains highly focussed on driving category growth and profitability for CCA and its customers.

By divesting the South Korean business we significantly lowered the risk profile of the Group and the further development of our alcohol business will be a key priority for 2008. I can report the growth of our premium beer business, including the Peroni and Bluetongue brands, in the first quarter has been outstanding – with total beer revenues more than doubling over last year. This growth is being fuelled in particular by Peroni, and the successful launch of Miller Chill in November.

And I'm also very pleased to advise that from Monday, we began the sales and distribution of the Grolsch brand in Australia. This adds another significant premium beer brand to our growing premium beer portfolio and bodes well for the future of our beer business.

In terms of our manufacturing cost base, the good news is that the rate of increase in commodity input costs is falling and we currently expect the rate of increase this year in our cost of goods in 2008 to reduce to around 3% per unit case on a constant currency basis. We are now seeing product cost increases growing at a much lower rate than our fast moving consumer good peers with double digit cost increases being seen across many food and beverage areas including bread, cereals, dairy and eggs.

This is a material improvement on the cost of goods increases we had to absorb in both 2006 and 2007. We will continue to target full recovery of cost of goods increases across the business even though this may come at the expense of some volume growth for 2008.

Our volumes in Australia were impacted by a wet and cool summer and heavy discounting by our major competitor. In addition, some inventory destocking by one of the major retailers has also occurred resulting in some one off revenue reductions.

In contrast to Australia, New Zealand has had great weather this summer and has been able to build even further on from the strong operating performance in 2007. We expect to deliver good volume and revenue growth in the first half.

In our Food & Services division, SPC Ardmona shall continue to build on its early success and expand its international sales through the joint venture supply agreements in China, Spain and Thailand servicing the key northern hemisphere markets of North America, Germany and the United Kingdom.

2008 Trading Outlook

In conclusion, CCA continues to focus on managing the key variables of volume, price and mix with the target of maintaining group operating margins. Based on current trading conditions, CCA expects to deliver high single digit growth in net profit after tax for both the first half and the full year. This is on a before significant items and on a continuing operations basis.

The current turmoil in global financial markets has certainly flowed through to consumer confidence levels and as I mentioned earlier the material increase in global commodity prices has also resulted in higher prices for many food and beverage items in Australia and New Zealand. We expect that continuing higher petrol prices and higher interest rates will impact on overall consumer demand throughout the balance of 2008.

Fortunately, as we are now at the lower end of the cost curve in respect of cost of goods increases, the price realisation through our various revenue management strategies has been strong and this has offset the lower volumes in the first half.

So in closing the strong performance in 2007 has established a sound platform for 2008 and although the trading environment is not quite as robust as it was this time last year, we would expect another strong performance for the business in 2008.

Providing we do not see a worsening of current market conditions and with the tax cuts coming through in July which will benefit demand, we would be targeting a high single digit earnings growth outcome for the second half. I would expect this to come primarily from better volume and pricing combined with the flow-on effects generated from the cost reduction initiatives taken in the first half. Plus we will start delivering profit generated from those infrastructure projects which come on stream in the second half.

As a reinforcement of Coca-Cola Amatil's strong position in the Australian market place, we would also expect that this performance would be higher than most – if not all – of our fast moving consumer good peer group.

Finally, I want to join David, and thank all of our employees for their hard work which has contributed to CCA's strong results to date and of course to our good prospects going forward. We have a large group of very talented people right across the Group - we expect a lot from them - and I want to commend those who consistently deliver and exceed those expectations. Lastly, I want to congratulate our Chairman for achieving the highest Australian honours award - the Companion of the Order of Australia, or AC - which was conferred by the Governor-General in Canberra last month for his service to the arts, business and commerce, education and the community. In my view, and I am sure you will all agree, his contribution to Australia and to CCA has been outstanding.

Thank you.

END